Exhibit 16.1
October 30, 2009
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Greektown Holdings and, under the date of March 21, 2007, we reported on the consolidated financial statements of Greektown Holdings as of and for the year ended December 31, 2006. On July 13, 2007, KPMG declined to stand for reappointment as the auditors of Greektown Holdings for the 2008 fiscal year. On January 22, 2008, KPMG and Greektown Holdings agreed that KPMG would not provide an audit of Greektown Holdings for the year ended December 31, 2007. We have read Greektown Holding’s statements included in Item 14 of its Form 10 under the heading “Prior Independent Registered Accounting Firm” dated October 30, and we agree with such statements.
Very truly yours,
/s/ KPMG LLP

KPMG LLP